 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QRONS INC.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

74737F101
 (CUSIP Number)

Jonah Meer
Chief Executive Officer
777 Brickell Avenue, Suite 500
Miami, Florida 33131
(786)-620-2140
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 20, 2017
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Cusip No. 74737F101
1.		NAME OF REPORTING PERSONS Jonah Meer I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,060,000 (1)
	8.	SHARED VOTING POWER 66.66% (2)
	9.	SOLE DISPOSITIVE POWER 5,060,000 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,060,000 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.80% (1)
14.		TYPE OF REPORTING PERSON IN
(1)
Does not include 1,000 shares of Series A Preferred Stock of the Issuer ("Series A Stock") which, pursuant to the terms of the Certificate of Designation of such Series A Stock, together with the other outstanding shares of Series A Stock has voting rights equal to 66.66% of the outstanding voting capital of the Issuer.

(2)	Represents 1,000 shares of Series A Stock having voting rights equal to 66.66% of the outstanding voting capital of the Issuer.

Cusip No. 74737F101
1.		NAME OF REPORTING PERSONS Ido Merfeld I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,060,000 (1)
	8.	SHARED VOTING POWER 66.66% (2)
	9.	SOLE DISPOSITIVE POWER 5,060,000 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,060,000 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.80% (1)
14.		TYPE OF REPORTING PERSON IN
(1)
Does not include 1,000 shares of Series A Preferred Stock of the Issuer ("Series A Stock") which, pursuant to the terms of the Certificate of Designation of such Series A Stock, together with the other outstanding shares of Series A Stock has voting rights equal to 66.66% of the outstanding voting capital of the Issuer.

(2)	Represents 1,000 shares of Series A Stock having voting rights equal to 66.66% of the outstanding voting capital of the Issuer.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Qrons Inc., a Wyoming corporation (the "Issuer"). The principal executive offices of the Issuer are located at 777 Brickell Avenue, Suite 500, Miami, Florida 33131.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Jonah Meer and Ido Merfeld (each a "Reporting Person" and collectively, the "Reporting Persons") pursuant to their agreement to the joint filing of this Schedule 13D.

(b) The Reporting Persons' business address is 777 Brickell Avenue, Suite 500, Miami, Florida 33131.

(c) Mr. Meer is an attorney and an accountant. Mr. Meer's principal occupation is serving as Chief Executive Officer, Chief Financial Officer, Secretary and a director of the Issuer. Mr. Meer is also Chief Executive Officer of jTrade Global LLC, a software marketing company. The address of the Issuer is 777 Brickell Avenue, Suite 500, Miami, Florida 33131.

Mr. Merfeld's principal occupation is serving as President and a director of the Issuer. Mr. Merfeld is also Chairman of Ivory Software Systems of Tel Aviv, Israel, which provides services to the financial services industry. The address of the Issuer is 777 Brickell Avenue, Suite 500, Miami, Florida 33131.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Meer is a citizen of the United States. Mr. Merfeld is a citizen of Israel.

Item 3. Source and Amount of Funds or Other Consideration

On August 22, 2016, at the Issuer's inception, each of the Reporting Persons purchased (i) 5,060,000 shares of Common Stock and (ii) 1,000 shares of Series A Preferred Stock of the Issuer ("Series A Stock") for aggregate consideration of $507. Pursuant to the terms of the Certificate of Designation of such Series A Stock, the holders of the Series A Stock together have voting rights equal to 66.66% of the outstanding voting capital of the Issuer. The securities were acquired with personal funds.

Item 4. Purpose of Transaction

              The shares of common stock acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons do not have any current plans or proposals that would relate to or result in any of the matters set forth below:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Company becoming eligible for termination of registration  pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of September 28, 2015, the Reporting Persons are each deemed to be the beneficial owner of 5,060,000 shares of Common Stock, representing 43.80% of the issued and outstanding Common Stock based upon 11,552,000 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2017. The Reporting Persons also each beneficially own 1,000 shares of Series A Stock representing together 66.66% of voting stock of the Issuer.

(b) Each of the Reporting Persons has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 5,060,000 shares of Common Stock. The foregoing number of shares do not include 1,000 shares of Series A Stock beneficially owned by each of the Reporting representing together 66.66% of voting stock of the Issuer.

 (c) During the past 60 days, the Reporting Persons affected no transactions in the Issuer's Common Stock.

(d) No other entity or person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are held by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 3 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1   Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.2 to Issuer's Registration Statement on Form S-1 filed with the SEC on March 13, 2017.

Exhibit 2   Joint Filing Agreement, dated September 28, 2017 between the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 28, 2017

/s/Jonah Meer
Jonah Meer

/s/Ido Merfeld
Ido Merfeld

Exhibit 2
Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, dated September 28, 2017 (including amendments thereto) with respect to the common stock of Qrons Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date:  September 28, 2017
/s/Jonah Meer
Jonah Meer

/s/Ido Merfeld
Ido Merfeld